UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a proposed tender offer by Teiripic Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of Viela Bio, Inc., a Delaware corporation (the “Company”), pursuant to a definitive Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 31, 2021, by and among the Company, Parent, Purchaser, and solely for purposes of Sections 6.7 and 9.12 of the Merger Agreement, Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”):

(i) The information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on February 1, 2021 (including all exhibits attached thereto) is incorporated herein by reference.

(ii) Form of letter sent to the Company’s employees on February 1, 2021:

February 1, 2021

Dear Viela Bio Colleagues,

I want to share some important news regarding the future of our company. Today we announced that Viela Bio has entered into a definitive agreement to be acquired by Horizon Therapeutics plc for $53.00 per share, in cash, or approximately $3.05 billion. A copy of the press release that we issued this morning can be found here.

We believe that this transaction represents the best step forward for our company to continue to build upon the foundation that you have helped lay. Our Board of Directors undertook a thorough and comprehensive process to evaluate all potential strategic options available to Viela Bio with the objective of driving the most value. The Board determined that a transaction with Horizon is in the best interests of Viela Bio and our stockholders. Additional investments will be made to our R&D pipeline and commercial infrastructure. I am confident that this path puts our products and portfolio in a stronger position to continue growing.

On a personal level, when I took on the responsibility to lead Viela Bio, my intention was to build and grow the company, and I am very proud of everything we have accomplished together. We have an impressive team, and I am confident that this is the right step for all of our stakeholders. We have driven significant value for stockholders and now, as part of Horizon, we have the opportunity to unlock the full potential of our R&D pipeline and develop even more innovative medicines to transform patients’ lives. In addition, I know the CEO of Horizon well and am confident our entrepreneurial biotech culture will be maintained. He is intimately familiar with our growth trajectory and understands the value that our products deliver to patients and families living with NMOSD and other autoimmune diseases.

You should be proud of all we have accomplished at Viela Bio. A significant part of Horizon’s interest in Viela Bio is our exceptional science, talented employees and commitment to patients. You have been instrumental in executing our strategy, which has led to a successful commercial franchise and strong business performance.

With Horizon’s broad commercial portfolio and financial capability to invest in promising clinical development opportunities, we will be better positioned to bring our medicines to patients globally.

Horizon’s global headquarters is in Dublin, Ireland, with U.S. headquarters in Deerfield, Illinois. With 1,400 employees, Horizon’s business strategy centers around advancing its position as a high-growth, profitable biotech company by maximizing their key medicines and expanding their pipeline to accelerate long-term growth. Bringing Horizon’s strategy to life, the company launched TEPEZZA in January 2020, the first and only FDA-approved treatment for Thyroid Eye Disease, which is now one of the most successful rare disease medicine launches in history. A company built around doing the right thing, Horizon goes to incredible lengths for patients, the communities where they live and work – and their committed employees.

Until the transaction is completed, which is expected to occur by the end of the first quarter of 2021, subject to regulatory approvals and other customary closing conditions, Viela Bio and Horizon will continue to operate as separate, independent companies. It is important that we remain focused on our day-to-day responsibilities and continue delivering breakthrough therapies to patients and families living with inflammation and autoimmune diseases.

As you understandably will have questions, we have prepared an FAQ document that is attached to this email. In addition, we will host an All Company Virtual meeting today to provide more details on the transaction. Everyone is welcome to attend the meeting via Zoom.

Please review the press release and FAQs and attend the All Company meeting. The management teams will be scheduling time to speak with you later today. Please keep in mind that we have only just announced this transaction and many key decisions have not yet been made at this time. We will continue to share information as details become available.

Over the coming weeks, Viela Bio will be organizing Pre-Close Planning and Communications teams for all functions to help answer employee questions, communicate updates and assist Viela Bio employees with transition questions or activities prior to the close. We will announce communications meetings as appropriate to keep everyone informed.

Today’s announcement may generate interest from those outside Viela Bio. If you receive inquiries from the media or investors, please forward them to media@vielabio.com or investor@vielabio.com. In addition, please be mindful of our social media policy and refrain from commenting, sharing or posting anything related to today’s news.

Viela Bio’s success is a testament to all of your hard work and dedication. Together, we have built an extraordinary company that has improved the lives of many people globally. I am proud of you all and I thank you for your continued commitment to better patient lives around the world.

Sincerely,

Bing Yao

Chairman and Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Viela Bio and the timing and benefits thereof, Horizon’s and Viela Bio’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Horizon’s and Viela Bio’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Viela Bio tender their shares in the transaction; the final terms and conditions of Horizon’s financing for the transaction; the outcome of legal proceedings that may be instituted against Viela Bio and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Viela Bio’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Viela Bio’s respective filings and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Horizon’s and Viela Bio’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Horizon and Viela Bio undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation nor an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Viela Bio or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Viela Bio. The offer to purchase shares of Viela Bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Viela Bio under the “Investors/Media” section of Viela Bio’s website at www.vielabio.com.

(iii) Company employee FAQs sent to the Company’s employees on February 1, 2021:

FAQs

What was announced?

•	Viela Bio has entered into a definitive agreement to be acquired by Horizon Therapeutics for $53.00 per share in cash, or approximately $3.05 billion.

•	We believe this transaction will provide our people the best opportunity to bring our pipeline to patients and a good match of strengths – commercial, our portfolio, and people.

Who is Horizon?

•	Horizon is a biotechnology company focused on researching, developing and commercializing medicines that address critical needs for people impacted by rare and rheumatic diseases.

•	It currently markets 11 medicines through its rare disease, inflammation, ophthalmology and gout business units.

•

In 2020, Horizon gained FDA approval for and launched TEPEZZA, a monoclonal antibody for the treatment of Thyroid Eye Disease, a serious, sight-threatening condition with no previously approved treatments. TEPEZZA has been among the most successful rare disease launches ever.

•	Horizon has a highly engaged, diverse and award-winning culture that invests heavily in its people and in the communities where they live and work.

•

On Jan. 11, Horizon announced that its full-year 2020 net sales exceeded the high end of its guidance range of $2.12 billion to $2.14 billion, which represents year-over-year growth of more than 65%. Horizon stock is up 105% since January 2020 (as of 1/29/21) and it has a market capitalization of approximately $16 billion.

Why is Viela Bio being acquired by Horizon?

•

Horizon’s commercial portfolio, strong financial position, and commercial and development capabilities complement our innovative pipeline and strong, experienced Viela Bio team. The combination of these two companies enables the potential to further accelerate development of the pipeline, invest in additional projects and trials and provide long-term growth.

•

With Horizon’s strong commercial capabilities and financial resources to invest in promising clinical development opportunities, we will be better positioned to bring our medicines to patients globally. Importantly, Horizon intends to expand the number of indications being pursued with respect to the Viela portfolio.

•	For Horizon, the acquisition represents a significant step forward in advancing its strategy, including expanding its pipeline to accelerate long-term growth. In addition, the acquisition will:

•	Advance Horizon’s transformation to an innovation-driven biotech company and boost potential long-term growth with increased R&D capabilities

•	Add translational R&D capabilities

•	Strengthen its position in its core focus areas—rare and rheumatic diseases, specifically rheumatology, nephrology and ophthalmology.

When will the transaction be completed? What should I expect between now and then?

•	We currently expect to close the transaction by the end of the first quarter of 2021, subject to certain conditions.

•	Until that time, Viela Bio and Horizon will continue to operate as separate, independent companies.

•	It is important that we stay focused on our day-to-day responsibilities and continue delivering the business.

•	Over the coming weeks, we will be participating in integration planning work on how it may be best to bring our companies together and capitalize on the strengths and talent across each organization.

•	We will announce communications meetings as appropriate to keep everyone informed.

•

Horizon is in the process of setting up an Integration Management Office to manage the integration and minimize disruption. This effort will be led by Andy Pasternak (Executive Sponsor) and Maggie Orseth (Integration Program Leader) from Horizon, and will engage members of the Viela team as the process moves forward.

•

For Horizon, continuity will be key – the team wants to minimize disruptions and invest across both companies as they come together. We expect minimal changes to roles and responsibilities in the near term. Overall, retaining the Viela team is a high priority for Horizon.

•	Horizon is committed to remaining transparent and will share more about the go-forward plan as we get closer to the transaction close date.

What does this mean for me? Do I have a job?

•

We expect there to be minimal changes to roles and responsibilities in the near term and Horizon is committed to a thoughtful assessment of the business and plans to develop an organizational structure that will draw on the best from both companies.

•	Horizon is committed to maintaining a multi-location presence and intends to remain in the Gaithersburg area.

•

Horizon is in the process of setting up an integration management office, which will be focused on a thoughtful and careful review of the business to develop an organizational structure that is right for the company.

Will there be layoffs?

•

One of the goals of this transaction is to fuel growth, and we do not anticipate significant layoffs. In fact, there will be additional hiring that occurs as a result of the acquisition and we expect the total employee base to increase. That said, there may be some role reductions in places where there is clear duplication. We are committed to transparency and will share more information as quickly as we can.

Are we staying in Maryland?

•	Horizon is committed to maintaining a multi-location presence and intends to remain in the Gaithersburg area.

What about my Benefits?

•

Horizon offers their employees a very competitive set of traditional employee benefits as well as other auxiliary programs that we currently do not have. Our goal is to minimize disruption, so we will plan to share information as soon as it becomes available. For more details, including timing of upcoming communications, please contact Kate Surdez.

Why should I stay at Horizon?

•	Horizon fully intends to grow the Viela and Horizon assets, and we believe this will be a time of great opportunity.

•	Horizon has a highly engaged, diverse and award-winning company culture and invests in its people.

•	Horizon is known for a high level of employee engagement and brings a competitive compensation and benefits structure.

•	Horizon has the resources to realize the full potential of Viela’s products and pipeline.

What will the structure of the new organization look like? What will the leadership team look like? How will my team / function change?

•

An Integration Management Office (IMO) will manage the integration. Initially, the IMO will be focused on preparing for close (currently expected to occur by the end of Q1 2021) to ensure we have organizational continuity on Day 1. Beyond close, we will work with all functions to develop the best-in-class combined organization. Once we have a firm timeline of what to expect and when, it will be shared. Know that a smooth transition is important to us so we will be working hard to ensure minimal disruption at both companies. The IMO will reach out to individuals as needed for help with the integration. In the meantime, employees should focus on maintaining our current business.

Will I have the same manager?

•

For now, we expect that reporting structures will remain unchanged and that teams will remain focused on their current projects. As we integrate the two businesses, we plan to develop a go-forward operating model that will best support the growth of the combined business. We are committed to transparency and will share more information as we have it post the deal closing.

Should we continue with our planned work and business interactions?

•

Viela Bio and Horizon will operate as independent companies until the close of the transaction. The agreement does contain certain obligations on the part of Viela Bio prior to the closing of the transaction, and our legal team will provide more detail to the departments in the near future to ensure that we comply with our obligations under that agreement. If you feel you need to reach out to someone, please contact Kate Surdez for more information.

•

Until the close of the transaction, our operational plan remains unchanged. As always, continue to discuss with your manager and legal any need to sign contracts committing funds or external resources.

When will Horizon team members be introduced to the organization?

•

In the immediate term, the Integration Management Office will be in touch with a small subset of Horizon employees as we prepare for close. After the close of the transaction, team members will be integrated into their appropriate functions.

Am I allowed to contact Horizon employees?

•	Not currently. Please refer to your manager if you have specific questions. For now, all communication with Horizon will go through the centrally managed Integration Management Office.

How should I handle previously scheduled travel, business meetings, etc.?

•	Until the transaction closes, you should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

What should I do if I am contacted by an external party such as the media or an investor?

•	Consistent with company policy, any external inquiries, including from investors, media, etc., should be directed to: media@vielabio.com

Who can I contact if I have more questions related to this transaction?

•	If you have any questions, please do not hesitate to reach out to your manager or functional leader or refer to documents in SharePoint.

What will happen to my stock in Viela Bio? Should I tender my shares? How do I do that?

•	Pursuant to the agreement, Horizon will commence a tender offer to acquire all of the outstanding shares of Viela Bio for $53.00 per share in cash.

•	Employee shareholders may elect to participate in the tender offer with respect to any shares of Viela Bio stock that they own.

•	Along with Viela Bio’s other shareholders, employee shareholders will separately receive communications regarding the terms of the tender offer and instructions on how to tender their shares.

Will I still receive my 2021 LTI from Viela?

•

Due to the timing of the anticipated transaction, Viela will not grant the 2021 equity grants planned for its employees (2021 Viela Grants). Instead, non-officer Viela Bio employees will receive Horizon Welcome equity grants within 30 days of the closing of the transaction.

•

The Horizon Welcome grants will be provided in the form of RSUs (Restricted Share Units) with respect to Horizon’s ordinary shares that have a 3-year vesting period (33.3% annual vesting each subsequent year). The Horizon Welcome grants will have at least the anticipated fair value of the intended 2021 Viela Grant.

What happens to my vested and unvested stock options?

•

Vested options: All outstanding vested options that are not exercised prior to the effective date of the merger will be cashed out at the deal price of $53.00 per share less the per share option exercise price.

•	Unvested options:

•

Unvested options that are scheduled to vest on or before June 1, 2021: All unvested outstanding options that vest on or before June 1, 2021 will be cashed out at the deal price of $53.00 per share net of exercise price, provided that you continue to be employed at the closing date of the transaction (expected to be by the end of Q1 of 2021).

•

Unvested options that are scheduled to vest on or after June 2, 2021: All unvested outstanding Viela options that vest on or after June 2, 2021 will be assumed by Horizon and converted into an option to purchase a number of Horizon ordinary shares with substantially the same vesting terms (e.g., same vesting schedule) provided that you continue to be employed with Viela Bio at the closing date of the transaction (expected to be by the end of Q1 of 2021).

Can I sell my exercised stock or exercise my vested options before closing? Who should I contact with my stock questions?

•	Employees will need to contact Mitch Chan for pre-clearance.

•	For Shareworks related questions, please contact Kim Zacharias in the Finance department.

•	For other tax or financial related questions, please speak with your financial/tax advisors.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Viela Bio and the timing and benefits thereof, Horizon’s and Viela Bio’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Horizon’s and Viela Bio’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Viela Bio tender their shares in the transaction; the final terms and conditions of Horizon’s financing for the transaction; the outcome of legal proceedings that may be instituted against Viela Bio and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Viela Bio’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Viela Bio’s respective filings and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Horizon’s and Viela Bio’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Horizon and Viela Bio undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation nor an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Viela Bio or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Viela Bio. The offer to purchase shares of Viela Bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Viela Bio under the “Investors/Media” section of Viela Bio’s website at www.vielabio.com.

(iv) Form of letter first sent to the Company’s consultants, contractors and temporary employees on February 1, 2021:

February 1, 2021

Dear Consultants, Contractors and Temporary Employees,

Recently we announced that Viela Bio has entered into an agreement to be acquired by Horizon Therapeutics plc. We are excited about the proposed transaction and its benefits for all Viela Bio stakeholders. The press release, which includes more information regarding the proposed transaction, can be found here.

With Horizon’s broad commercial portfolio and financial capability to invest in promising clinical development opportunities, Viela Bio will be better positioned to bring our medicines to patients. We expect the proposed transaction to close by the end of the first quarter of 2021, subject to regulatory approvals and other customary closing conditions. Until that time, Viela Bio and Horizon will remain separate companies and will continue to operate independently.

Please remember that we have only just announced the proposed transaction and many decisions have yet to be made. Over the coming weeks, Horizon Therapeutics will be in contact with us as to staffing requirements, and we will communicate important updates as information becomes available.

This announcement of the proposed transaction may generate interest from those outside Viela Bio. If you receive inquiries from the media or investors, please forward them to media@vielabio.com or investor@vielabio.com. In addition, please be mindful that all communications around this proposed transaction need to be done by a designated spokesperson from Viela Bio so refrain from commenting, sharing, or posting anything related to this news.

Thank you for your support and partnership. We look forward to continuing our business relationships and expanding those relationships in the future. In the meantime, if you have any questions, please do not hesitate to reach out to your usual Viela Bio representative.

Sincerely,

Bing Yao

Chairman and Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Viela Bio and the timing and benefits thereof, Horizon’s and Viela Bio’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Horizon’s and Viela Bio’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Viela Bio tender their shares in the transaction; the final terms and conditions of Horizon’s financing for the transaction; the outcome of legal proceedings that may be instituted against Viela Bio and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Viela Bio’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Viela Bio’s respective filings and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Horizon’s and Viela Bio’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Horizon and Viela Bio undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation nor an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Viela Bio or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Viela Bio. The offer to purchase shares of Viela Bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Viela Bio under the “Investors/Media” section of Viela Bio’s website at www.vielabio.com.

(v) Form of letter first sent to the Company’s suppliers and vendors on February 1, 2021:

February 1, 2021

Dear Valued Business Partner,

Recently we announced that Viela Bio has entered into an agreement to be acquired by Horizon Therapeutics plc. We believe this transaction will benefit Viela Bio stakeholders. The news release, which includes more information regarding the transaction, can be found here.

We expect the transaction to close by the end of the first quarter of 2021, subject to regulatory approvals and other customary closing conditions. Until that time, Viela Bio and Horizon will remain separate companies and your contacts at Viela Bio will remain the same. We will communicate important updates as information becomes available.

In the meantime, if you have any questions, please do not hesitate to reach out to your Viela Bio representative. As always, thank you for your continued support and partnership.

Sincerely,

Bing Yao

Chairman and Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Viela Bio and the timing and benefits thereof, Horizon’s and Viela Bio’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Horizon’s and Viela Bio’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Viela Bio tender their shares in the transaction; the final terms and conditions of Horizon’s financing for the transaction; the outcome of legal proceedings that may be instituted against Viela Bio and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Viela Bio’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Viela Bio’s respective filings and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Horizon’s and Viela Bio’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Horizon and Viela Bio undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation nor an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Viela Bio or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Viela Bio. The offer to purchase shares of Viela Bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Viela Bio under the “Investors/Media” section of Viela Bio’s website at www.vielabio.com.

(vi) Form of letter first sent to the Company’s alliance partners on February 1, 2021:

February 1, 2021

Dear:

We are writing in connection with the recent announcement that Viela Bio has entered into an agreement to be acquired by Horizon Therapeutics plc. We believe this transaction will benefit Viela Bio stakeholders. The news release, which includes more information regarding the transaction, can be found here.

We know you will likely have questions and we look forward to discussing this with you in the coming days.

Sincerely,

Yaminah Leggett-Wells

Senior Director, Alliance Management

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Viela Bio and the timing and benefits thereof, Horizon’s and Viela Bio’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Horizon’s and Viela Bio’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Viela Bio tender their shares in the transaction; the final terms and conditions of Horizon’s financing for the transaction; the outcome of legal proceedings that may be instituted against Viela Bio and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Viela Bio’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Viela Bio’s respective filings and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Horizon’s and Viela Bio’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Horizon and Viela Bio undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation nor an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Viela Bio or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Viela Bio. The offer to purchase shares of Viela Bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Viela Bio under the “Investors/Media” section of Viela Bio’s website at www.vielabio.com.